Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Second Quarter Fiscal Year 2016

Conference Call Remarks

January 28, 2016

Steve Milligan

CEO

Good afternoon and thank you for joining us. With me today are Mike Cordano, our president and chief operating officer, and Olivier Leonetti, our chief financial officer. After my opening remarks, Olivier will give additional commentary on our December quarter performance and our outlook for the March quarter. He will also provide an update on the expected integration savings resulting from the lift of almost all of the restrictions MOFCOM had placed on our business.

We continue to execute well as we manage our business within an increasingly challenging global economic environment. We reported revenue of $3.3 billion, non-GAAP gross margin of 28.5 percent, and non-GAAP diluted earnings per share of $1.60. We also had strong free cash flow performance of $449 million, and our storage shipments for the December quarter grew to 69.1 exabytes.

The HDD TAM in the December quarter came in somewhat below our expectations. The gaming sector was weaker and enterprise volumes were a bit lighter than expected. We anticipate weak demand in the March quarter, resulting in a hard drive TAM of approximately 100 million units. The main factors behind this forecast are the expected combination of seasonal and secular trends as well as increased caution among customers and end markets relative to challenging global economic conditions.

Being able to integrate our HGST and WD subsidiaries and transform into one company affords us the opportunity to optimize our business model for both the near and long term. We are taking a number of important steps in this context:

•	We are reducing our cost base through a series of planned actions, including the elimination of redundancy in functions, products and facilities. Olivier will provide additional detail on the magnitude and timing of the integration-related savings but let me cite a few examples.

•	Last week we announced the closure of our head wafer manufacturing facility in Odawara, Japan, one of our three head wafer facilities.

•	We are streamlining our product roadmap by focusing our efforts to eliminate redundancy and optimize the products we offer, resulting in the elimination of a minimum of six programs.

•	And, we recently set our new leadership team with a plan to complete our new company wide organizational structure in the June quarter.

We believe this aggressive approach to reduce our cost structure will maintain and extend our cost leadership in the hard drive industry.

Turning to the longer term, we remain focused on transforming Western Digital into one of the world’s leading companies in the large, rapidly changing and high growth storage industry. We continue to believe in the unabated growth in the creation of data, in the amount of data being stored and in our ability to create long term value for our customers and shareholders. We continue to diversify our revenue base into higher growth areas aligned with cloud storage and the third platform of computing:

•

This includes building on our track-record of innovation in capacity enterprise, most recently with our leadership in helium sealed drives. Our helium drive shipments totaled a record 1.5 million in the December quarter, including initial shipments of our 10TB drive—our third generation helium drive. First shipped by Western Digital in 2013, we are pleased with the success and wider adoption of helium technology in enterprise IT as it marks a shift for hard drive makers to deliver value-added storage solutions to customers based on a value proposition of better Total Cost of Ownership (TCO).

•	Our enterprise SSD revenue grew to $270 million in the December quarter. While we continue to believe enterprise SSD will be one of our main growth drivers, we expect to see a pause in our growth in the March quarter given typical seasonal factors in enterprise IT spending and as we proceed through a SAS product transition.

•	And we continue to see good traction in our Active Archive systems business with several wins in tier two cloud infrastructure, backup and archive applications and other vertical markets.

•	Regarding the SanDisk acquisition, we are pleased with the progress we are making in obtaining required regulatory approvals. It has always been our goal to close the acquisition as soon as possible; and, as noted in our Form 8-K filing earlier this month, we have completed the FTC review in the U.S. I would also note that the FTC completed its review without issuing a second request, which we see as confirmation of our view that this transaction is procompetitive. We have also received recent approvals from antitrust agencies in Singapore and Japan. Based on our work with other agencies around the world, we currently anticipate that the acquisition will close in the June quarter. I would like to emphasize the importance of the acquisition of SanDisk to our overall strategic plan. Once we close the acquisition, we will have the broadest set of products to offer our customers, a deep technology base across non-volatile memory and rotating magnetic media and an expanded addressable market.

•	On the Unisplendour investment, we and Unisplendour continue to work with CFIUS as they review the proposed investment in Western Digital. CFIUS has not yet reached a decision on whether the investment is a covered transaction. We continue to believe that we have structured this investment carefully in order to avoid that result. Given CFIUS’s heavy caseload towards the end of last year, we asked to withdraw and re-file our notice in order to provide additional time for us to engage with them on our case. CFIUS agreed to our request and we re-filed in January. We now expect a decision from CFIUS some time in February.

•	Our strategic joint venture with Unisplendour to sell our storage systems in China is proceeding as planned. We successfully negotiated its terms, including operational and governance plans, in late 2015. And with those complete, we are now in the process of satisfying certain closing conditions while simultaneously recruiting and staffing the JV.

I am very excited about the company’s future and our ability to create long term value for our customers, shareholders and employees. Olivier will now provide his commentary before we take your questions.

CLOSING REMARKS:

Thank you for joining us today. In summary, we continue to execute well in a challenging environment and we are taking proactive steps to maintain and extend our cost leadership in the HDD industry. We are also pleased with our progress on our strategic efforts to diversify and strengthen the company for the long term, including the acquisition of SanDisk. We look forward to keeping you informed of our progress on all fronts.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and

Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly

Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus filed on Western Digital’s most recent Form S-4.